

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2019

John B. Hess
Chief Executive Officer
Hess Midstream LP
1501 McKinney Street
Houston, TX 77010

> **Re: Hess Midstream LP**
> **Registration Statement on Form S-4**
> **Filed October 4, 2019**
> **File No. 333-234095**

Dear Mr. Hess:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers About the Restructuring
What are the anticipated U.S. federal income tax consequences of the Merger to HESM Common Unitholders, page 1

1. You disclose here that a HESM Common Unitholder is not expected to recognize gain or loss for U.S. federal income tax purposes upon the exchange of HESM Common Units for New HESM Class A Shares pursuant to the Merger. You further disclose on page 52 that the HESM board considered that the restructuring is generally not expected to be taxable to holders of HESM Common Units a benefit in approving the restructuring. As described, it appears that the tax consequences to this transaction may be material to unitholders. Please provide an opinion regarding the material tax consequences of the transaction and revise your tax discussion section disclosure accordingly, or tell us why

you do not believe you are required to do so. See Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

The Restructuring

Opinion of Intrepid as Financial Advisor to the Conflicts Committee, page 57

2.   We note that Intrepid performed its analysis, including its discounted cash flow analysis, based on financial and tax projections, forecasts and other data provided by management. Please disclose the management projections and forecasts used by Intrepid in connection with its fairness opinion or tell us why you do not believe they are material to the understanding of the fairness opinion disclosures.

3.   We note your disclosure and the opinion letter from Intrepid included as Annex C to the registration statement states that Intrepid's opinion is addressed to, and is solely for the information and benefit of, the Conflicts Committee in connection with its evaluation of the transactions and that the opinion "shall not be disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us or this opinion be made, for any purpose whatsoever except with our prior written approval." This disclosure suggests that public unitholders may not consider or rely on the information in the opinion which you have included with your registration statement. Please revise to remove this limitation on reliance.

4.   Please revise your disclosure on page 67 to quantify the fees to be paid to Intrepid for the delivery of its fairness opinion and the specific amount of the fee that is contingent upon the public announcement of the restructuring and consummation of the transactions. Refer to Item 1015(b) of Regulation M-A.

General

5.   We note Section 16.9(b) of your Form of New HESMP Partnership Agreement identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing

documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

6.   We note Section 16.9(b) of your Form of New HESM Partnership Agreement includes a waiver of the right to trial by jury. Please revise your prospectus to disclose the waiver of the right to trial by jury and address related risks and any uncertainty about enforceability. If the provision extends to claims under the federal securities law, please revise your prospectus and the Partnership Agreement to state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If the provision does not apply to claims under the federal securities laws, your prospectus and the Partnership Agreement should state clearly that it does not apply to claims under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas G. Brandt